ALR Technologies Announces Strategic Acquisition of CGM Medical Technology for US$45 Million & 200M Shares

(June 30, 2026 -- Singapore) ALR Technologies SG Ltd ("ALRT" or the "Company") (OTC: ALRTF), the diabetes management company, announces it has entered into a Letter of Intent ("LOI") to acquire 100% equity of CGM Medical Technology Singapore Pte. Ltd. ("CGM Medical Singapore") and assets of CGM Medical Technology Shenzhen Ltd ("CGM Medical Shenzhen") for an aggregate purchase price of 200 million ordinary shares and US$45 million, payable upon certain conditions being met (collectively the "Transactions").

"The acquisition of CGM Medical will make ALRT a fully integrated diabetes company from start to finish" commented Sidney Chan, Chairman and CEO of ALRT. "We will own the intellectual property and technology to produce the continuous glucose monitors ("CGM") used in the GluCurve Pet CGM and the future human health CGM we will be launching. The acquisition will enable us to increase margins and have full control of our products and services. The expertise of CGM Medical will also contribute to the design, development, and commercialization of other medical devices for diabetes management and additional chronic diseases."

Under the terms of the LOI, ALRT has agreed to purchase CGM Medical Singapore for 200 million ordinary shares of ALRT to be issued upon completion of a definitive agreement, and an aggregate of US$40,000,000 in the form of an unsecured, non-interest-bearing promissory note payable as an earn out as described below.

Utilizing the licenses, intellectual property, personnel, and expertise of CGM Medical Singapore, ALRT will seek to build a world class manufacturing facility in the Johor-Singapore Special Economic Zone (JS-SEZ) at the close of the transaction. When the automated facility reaches rated production of five hundred thousand (500,000) CGMs per month, ALRT will begin making monthly payments consisting of 25% of the free cash flow generated by ALRT until the US$40,000,000 has been paid in full. These payments will be deferred until the payments for CGM Medical Shenzhen are completed.

Furthermore, ALRT will acquire assets of CGM Medical Shenzhen for a cash payment of up to US$5,000,000. At closing ALRT will pay CGM Medical Shenzhen US$1,000,000 and the balance will be paid out as 25% of the free cash flow of ALR Technologies SG Ltd. until the remaining amount (up to US$4,000,000) is fully paid subject to the conditions described below.

ALRT has initiated the purchase of additional automation equipment for US$1.65M to be utilized in the CGM Medical Shenzhen operation located at the InnoMax (a medical device manufacturing subsidiary of Foxconn) facility in Shenzhen that produces the CGMs used in the GluCurve Pet CGM. This equipment is expected to increase the rated production capacity to 300,000 units per month, at which time the acquisition of CGM Medical Shenzhen will close and ALRT will initiate the monthly payments consisting of 25% of the free cash flow generated by ALRT for the remaining amount (up to US$4,000,000). The production will be used exclusively to supply units for the ALRT GluCurve Pet CGM and future human CGM, supporting the Company's commercialization and growth.

Closing of the acquisition of CGM Medical Singapore will be subject to several conditions, including but not limited to, negotiation and execution of a definitive agreement, completion of satisfactory due diligence by ALRT, the receipt of all required regulatory and third-party approvals, and certain other

conditions. ALRT anticipates entering into a definitive agreement to acquire CGM Medical Singapore by July 31, 2026, and a completion date of August 31, 2026.

Closing of the acquisition of CGM Medical Shenzhen will be subject to several conditions, including but not limited to CGM Medical Shenzhen reaching a rated production capacity of 300,000 CGMs per month, finalization of structure of the acquisition, negotiation and execution of a definitive agreement, completion of satisfactory due diligence by ALRT, approval by the boards of directors of both companies, and the receipt of all required regulatory and third-party approvals. ALRT anticipates entering into a definitive agreement to acquire CGM Medical Shenzhen by August 31, 2026, and a completion date of January 31, 2027.

About CGM Medical Technology Shenzhen Ltd

CGM Medical Technology Shenzhen is a medical device company specializing in the production of continuous glucose monitoring devices for diabetes management, as well as other wearable medical devices. Its key focus is developing an accurate and affordable continuous glucose monitoring (CGM) device for diabetes management.

About CGM Medical Technology Singapore Pte. Ltd

Staffed with managers and experts with a wealth of experience in biomedical engineering and info technology, CGM Medical Technology Singapore is an innovative medical device technology company that provides medical device development services, technology transfer, software development, industrial applications of artificial intelligence, and upscaling of manufacturing operations.

In 2025, CGM Medical assisted ALR Technologies SG Ltd in developing GluCurve Pet CGM, the first and only diabetic monitoring system built specifically for veterinary use on cats and dogs. The partnership culminated in the successful commercial launch of GluCurve Pet CGM in May 2026.

About ALR Technologies SG Ltd.

ALRT is a data management company that developed the ALRT Diabetes Solution, a comprehensive approach to diabetes care that includes an FDA-cleared and HIPAA compliant diabetes management system that collects data directly from blood glucose meters and continuous glucose monitoring devices, and Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes.

In addition, the animal health division of ALRT has developed the GluCurve Pet CGM; a solution to assist veterinarians better determine the efficacy of insulin treatments and to help to identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans.

More information about ALRT and the GluCurve Pet CGM can be found at www.alrt.com and www.GluCurve.com in the USA or www.GluCurve.ca in Canada

Investor Contact
Investor Relations: ir@alrt.com
Animal Health Inquiries: animalhealth@alrt.com
Media: Media@alrt.com
US: +1 804 554 3500
Singapore: +65 3129 2924

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release includes certain "forward-looking statements" as defined under applicable securities legislation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. In particular, this news release contains forward-looking statements concerning the anticipated completion of the Transactions, the anticipated terms thereof, the anticipated timing thereof and the anticipated benefits thereof. ALRT has provided this information in reliance on certain assumptions that it believes are reasonable, including assumptions as to the timing of receipt of the necessary regulatory and other approvals and the satisfaction of and time necessary to satisfy the conditions to the closing of the Transactions. These dates may change for a number of reasons, including the inability to secure necessary regulatory, or other approvals in the time assumed, the inability to complete the equipment purchase, or the need for additional time to satisfy the conditions to the completion of the Transactions. The Company has entered into a Letter of Intent, there is no assurance that the Company will enter into the definitive agreements to complete the Transactions. In addition, there are no assurances the Transactions will be completed on the terms disclosed herein or at all or that if completed that ALRT will achieve the anticipated benefits thereof. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this news release concerning the Transactions. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. ALRT disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.